Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-116565 and 333-133166 on Form S-3 and Registration Statement No. 333-135262 and 333-135263 on Form S-8 of America First Apartment Investors, Inc. of our report dated March 8, 2007, with respect to the statement of revenue and certain operating expenses of the property known as Cornerstone Apartments (“Cornerstone”) for the period January 1, 2006 through December 20, 2006 (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the fact that the statement of revenue and certain operating expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of Cornerstone’s revenues and expenses) appearing in this current report on Form 8-K/A.
/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 8, 2007